

17018547

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49208

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fortune Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

388 E. Valley Blvd., Suite 208
(No. and Street)

Alhambra,	CA	91801-5069
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Yin Yi Chen 626-281-6001
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elizabeth Tractenberg, CPA
(Name – *if individual, state last, first, middle name*)

2367 Clubhouse Drive	Rocklin	CA	95765
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSIO
RECEIVED
SEP 26 2017
DIVISION OF TRADING & MARKETS

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)



RMS

OATH OR AFFIRMATION

I, Yin Yi Chen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fortune Securities, Inc., as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PLEASE SEE ATTACH NOTARY LOOSE CERTIFICATE



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CALIFORNIA ALL- PURPOSE CERTIFICATE OF ACKNOWLEDGMENT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California }

County of Los Angeles }

On February 27, 2017 before me, JING WEN TAN, NOTARY PUBLIC (Here insert name and title of the officer),

personally appeared -----------YINYI TOMMY CHEN-------, who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.


JING WEN TAN
Notary Public - California
Los Angeles County
Commission # 2173235
My Comm. Expires Dec 16, 2020

Notary Public Signature (Notary Public Seal)

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DESCRIPTION OF THE ATTACHED DOCUMENT

OATH OR AFFIRMATION
(Title or description of attached document)

(Title or description of attached document continued)

Number of Pages ____ Document Date 02/27/2017

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  ______ (Title)
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Fortune Securities, Inc.

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2016

Elizabeth Tractenberg, CPA
2367 Clubhouse Drive
Rocklin, California 95765
916/259-1666 – Fax 323/517-2625
elizabeth@tractenberg.net
PCAOB # 3621

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Fortune Securities, Inc.
Alhambra, CA 91801

I have audited the accompanying statement of financial condition of Fortune Securities, Inc. (the "Company"), as of December 31, 2016 and the related statements of income (loss), changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The information contained in Schedules I, II and III (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.



Elizabeth Tractenberg, CPA
Rocklin, CA
February 10, 2017

Fortune Securities, Inc.
Statement of Financial Condition
December 31, 2016

Assets

Cash	$	6,852
Clearing broker deposit		27,993
Commissions receivable		11,379
Furniture and equipment, at cost, net of accumulated depreciation of $87,067		-
Leasehold improvements, net of accumulated Amortization of $75,243		-
Deposits		4,599
Total Assets	$	50,823

Liabilities and Stockholders' Equity

Liability			
Accounts payable and accrued expenses		$	1,764
Commissions payable			4,568
Other liabilities			1,376
Total Liabilities			7,708
Stockholders' Equity			
Common stock, $.00 par value, 10,000,000 shares Authorized; 6,605,274 shares issued and outstanding	$ -		
Paid-in capital	589,500		
Retained earnings (deficit)	(546,385)		43,115
Total Liabilities and Stockholders' Equity		$	50,823

See accompanying notes to financial statements

Fortune Securities, Inc.
Statement of Income (Loss)
For the Year Ended December 31, 2016

Revenues	
Commissions	$ 386,590
Other income	687
Interest	556
Total Revenues	387,833
Direct Costs	
Commission expense	122,557
Ticket clearance charges	28,395
Quotes & research	9,539
Total Direct Costs	160,491
Gross Profit	227,342
Operating Expenses	
Advertising	-
Exchange fees	1,928
Insurance	7,120
Interest expense	-
Office expenses	4,501
Postage and delivery	1,600
Professional fees	27,108
Rent	48,427
Salaries and wages and related expenses	60,262
Telephone	6,480
Temporary help	23,507
Travel and entertainment	46,803
Utilities	2,134
All other expenses	3,401
Total Operating Expenses	233,271
Income (Loss) Before Tax Provision	(5,929)
Income Tax Provision	800
Net Income (Loss)	$ (6,729)

See accompanying notes to financial statements

Fortune Securities, Inc.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2016

	Common Stock Shares	Common Stock	Paid-In Capital	Retained Earnings (Deficit)	Total
Balance, December 31, 2015	6,605,274	$	$ 566,800	$(539,656)	$27,144
Capital contributed			22,700		22,700
Net Income (Loss)				(6,729)	(6,729)
Balance, December 31, 2016	6,605,274	$	$ 589,500	$(546,385)	$43,115

See accompanying notes to financial statements

Fortune Securities, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2016

Cash Flows from Operating Activities:		
Net loss	$	(6,729)
Changes in operating assets and liabilities:		
Clearing deposit		(2,993)
Commissions receivable		13,664
Accounts payable and accrued expenses		(10,217)
Commissions payable		(10,188)
Other liabilities		(424)
Net Cash Used in Operating Activities		(16,887)
Cash Flow from Investing Activities:		-
Cash Flows from Financing Activities:		
Paid in capital		22,700
Total Cash Flows from Financing Activities		22,700
Net Increase in Cash		5,813
Cash at Beginning of Year		1,039
Cash at End of Year	$	6,852
Supplemental Cash Flow Information		
Cash paid for interest	$	-
Cash paid for income tax	$	800

See accompanying notes to financial statements

Fortune Securities, Inc.
Notes to Financial Statements
December 31, 2016

Note 1 – Organization and Nature of Business

Fortune Securities, Inc. (the "Company") was incorporated in the State of California on November 20, 1995. The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority ("FINRA"), the Municipal Securities Rulemaking Board ("MSRB"), and the Securities Investor Protection Corporation ("SIPC").

Note 2 – Significant Accounting Policies

Basis of Presentation – The Company conducts the following types of business as a securities broker-dealer, which comprises several classes of services, including:

- Broker or dealer retailing corporate equity securities over-the-counter
- Broker or dealer selling corporate debt securities
- Underwriter or selling group participant (corporate securities other than mutual funds
- Mutual fund retailer
- U.S. government securities broker
- Municipal securities broker
- Broker or dealer selling variable life insurance or annuities
- Put and call broker or dealer or option writer
- Broker or dealer selling tax shelters or limited partnerships in primary distributions
- Private placements of securities

Under its membership agreement with FINRA and pursuant to Rule 15c3 (k) (2) (ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commissions - Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Fortune Securities, Inc.
Notes to Financial Statements
December 31, 2016

Note 2 – Significant Accounting Policies (continued)

Income Taxes - The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

The accounting principles generally accepted in the United States of America provide accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain. Management has considered its tax positions and believes that all of the positions taken by the Company in its Federal and State organization tax returns are more likely than no to be sustained upon examinations. The Company is subject to examinations by U.S. Federal and State tax authorities from 2013 to the present, generally for three years after they are filed.

Depreciation - Depreciation is provided on a straight-line basis using estimated useful lives of five to ten years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Note 3 - Fair Value

Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

Note 4 – Receivable From and Payable to Broker-Dealers and Clearing Organizations

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2016, consist of the following:

	Receivable	**Payable**
Fees and commissions receivable/payable	$112	$0

The Company clears certain of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis.

Fortune Securities, Inc.
Notes to Financial Statements
December 31, 2016

Note 5 – Related Party

The Company is under common control with another firm, Castle Group Investment Counsel, Inc. (Castle Group). However, there are no transactions between the Company and Castle Group during the year ending December 31, 2016.

Note 6 - Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Note 7 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2016, the Company had net capital of $38,516 which was $33,516 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.20 to 1.

Note 8 - Income Taxes

The Company files its corporate income tax returns on the accrual basis. For federal income tax purposes, there are net operation losses (NOLs) of approximately $510,000 expiring in the years 2022 to 2032. The provision for income taxes for the year consists of the following:

Federal	$ 0
State	800
	$ 800

Note 9 – Clearing Broker Deposit

The Company has an agreement with a clearing broker which requires a minimum deposit of $25,000, current balance is $27,993.

Note 10 – Operating Lease Commitments

The Company leases office space under a noncancellable operating lease expiring July 31, 2019. The lease requires a deposit of $4,599. At December 31, 2016, future minimum lease payments under this agreement were as follows:

2017	$ 44,620
2018	$ 45,177
2019	$ 26,809
	$ 116,606

The Company also leases a separate storage space on a month-to-month basis. The total rental expenses were $48,427 for the year ended December 31, 2016.

Note 11 – Litigation

A claim has been filed against the Company which is currently in FINRA dispute resolution arbitration. Management believes that any future claims against the Company are covered by insurance. All related legal expenses have been paid by insurance since February 1, 2016.

Note 12 – Subsequent Events

Management has reviewed the results of operations for the period of time from its year end December 31, 2016 through February 10, 2017, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

Fortune Securities, Inc.
Computation of Net Capital Requirements Pursuant
To Rule 15c3-1
For the Year Ended December 31, 2016

Computation of Net Capital		
Total ownership equity from statement of financial condition	$	43,115
Furniture and fixtures net		-
Deposits		(4,599)
Net Capital	$	38,516
Computation of Net Capital Requirements		
Minimum net aggregate indebtedness – 6.67% of net aggregate indebtedness	$	514
Minimum dollar net capital required	$	5,000
Net capital required (greater of above amounts)	$	5,000
Excess capital	$	33,516
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$	37,745
Computation of Aggregate Indebtedness		
Total liabilities	$	7,708
Aggregate indebtedness to net capital		0.20

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

Net capital per Company's computation	$	38,516
Variance		-
Net capital per audit	$	38,516

Fortune Securities, Inc.
Schedule II – Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2016

A computation of reserve requirement is not applicable to Fortune Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

Fortune Securities, Inc.
Schedule III – Information Relating to Possession or Control Requirements under Rule 15c3-3
As of December 31, 2016

Information relating to possession or control requirements is not applicable to Fortune Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

Elizabeth Tractenberg, CPA
2367 Clubhouse Drive
Rocklin, California 95765
916/259-1666 – Fax 323/517-2625
elizabeth@tractenberg.net
PCAOB # 3621

Report of Independent Registered Public Accounting Firm – Exemption Report

To the Board of Directors
Fortune Securities, Inc.

I have reviewed management's statements, included in the accompanying Fortune Securities, Inc. (the "Company") Exemption Report in which (1) the Company identified the following provisions of 17C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: ((k) (2) (ii)) (the "exemption provisions") and (2) the Company stated that they met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope that an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (2) (ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 for the periods noted in paragraph 1 above.



Elizabeth Tractenberg, CPA
Rocklin, CA
February 10, 2017



FORTUNE SECURITIES, INC.
Member of NASD/MSRB/SIPC

February 10, 2017

Elizabeth Tractenberg, CPA
2367 Clubhouse Drive
Rocklin, CA 95765

Re: SEA Rule 17a-5(d) (4) Exemption Report

Dear Ms. Tractenberg:

Pursuant to the referenced rule, the following information is provided.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3 (k) (2) (ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers.

Fortune Securities, Inc. met the Section 204, 15c3-3 (k) (2) (ii) exemption for the period January 1, 2016 to December 31, 2016.

Sincerely,



Yin Yi Chen
President

388 E VALLEY BLVD #208, ALHAMBRA, CA 91801, U.S.A. TEL:(626)281-6001 FAX:(626)281-1299